                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                            REPORT OF FOREIGN ISSUER


                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                            For the month of May 2005



                             CAMPBELL RESOURCES INC.
                               (Registrant's Name)


                          1155, University, Suite 1405,
                                Montreal, Quebec
                                 Canada H3B 3A7
                    (Address of Principal Executive Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                     Form 20-F x                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                         No x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Filed with this Form 6-K is the following which are incorporated herein by reference:

99.1 Press Release - May 11, 2005 : Campbell Resources announces a $5,000,000 convertible note financing and its first quarter results for 2005

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                    CAMPBELL RESOURCES INC.



                                                    /s/  Lucy Brun
                                                    ----------------------------
                                                    Lucy Brun
                                                    Executive Vice-President and
                                                    Chief Administrative Officer


DATE: May 12, 2005

                                  EXHIBIT INDEX


99.1 Press Release -May 12, 2005: Campbell Resources announces a $5,000,000 convertible note financing and its first quarter results for 2005.